N E W S R E L E A S E

November 14, 2011

Nevsun Third Quarter 2011 Financial Results

QUARTERLY HIGHLIGHTS

  Gold production of 110,000 ounces.  Revenues of $185 million
  Average realized price per ounce sold of $1,715
  Cash cost of $264 per ounce
  Cash increased to $227 million
  Strong drill results announced for Bisha hanging wall copper zone and zinc/copper sub-pit mineralization
  Valuation completed for the sale of Bisha interest to Eritrean government

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to report its financial and operating results for the third quarter ended September 30, 2011.  All figures are in United States dollars, unless otherwise indicated.

Key quarterly financial and operating results

In Q3 2011 the Company recorded $185 million in revenues for the quarter on sales of 108,600 ounces of gold for an average realized price $1,715 per ounce.  With 110,000 ounces produced, gold production averaged approximately 1,200 ounces per day with an average cash cost per ounce sold of $264.  Since the Bisha Mine commenced operations in 2011, there are no comparative operating results for Q3 2010.

The Company had after tax income of $89 million for the quarter (Q3 2010 - loss $1 million), which translated to $0.27 earnings per share (Q3 2010 - $(0.01)).  The Company increased its cash and cash equivalents by $39 million to $227 million.  Cash from operating activities for the quarter was $103 million (Q3 2010 - used $1 million).

Financial results (for a 7 month operating period):

In US $000s (except per share data)	Q3 2011	Q2 2011	Q1 2011	YTD 2011
Revenues	$185,004	$134,655	$53,533	$373,192
Operating income	146,928	101,881	39,604	288,413
Net after tax income	89,200	60,605	21,893	171,698
Owners’ earnings per share	0.27	0.18	0.06	0.51
Total assets	$700,769	$480,830	$392,717	$700,769

The Bisha Mine achieved commercial production in late February 2011.  The year-to-date operating income contains results only from February 22, 2011 to September 30, 2011.

Gold production and sales statistics(1):
	Q3 2011	Q2 2011	Q1 2011	YTD 2011
Tonnes milled	446,000	444,000	461,000	1,351,000
Gold grade	8.45	7.27	6.22	7.30
Recovery % of gold	89%	89%	88%	89%
Gold in doré, ounces produced	110,000	93,000	75,000	278,000
Gold ounces sold	108,600	88,700	72,800	270,100
Gold price realized per ounce	$1,715	$1,510	$1,405	$1,570
Cash cost per ounce sold(2)	$264	$301	$299	$284
(1)	Q1 gold production and sales statistics include results from the pre-operating period, January 1 – February 21, 2011. For accounting purposes, sales from ounces produced prior to February 22, 2011 are considered pre-production and capitalized to property, plant and equipment.
(2)	Cash operating cost per ounce sold includes royalties and is a non-GAAP measure.

Exploration

Harena

Harena lies 9.5 km southwest of the Bisha Main deposit on an exploration licence contiguous to the Bisha Mining license.  The Company is in the process of applying for a mining licence for this satellite deposit and expects to submit the application in Q4 2011.  Upon the grant of an additional mining licence adjacent to Bisha, management expects the oxide component of the Harena deposit to be mined during 2012 and processed through the Bisha plant.

Bisha

The Company announced the results of the 5,900 meter Phase I hanging wall copper zone drill program in separate press releases dated August 31, 2011 and October 27, 2011.  The results included 30 metres of 8.5% copper in the hanging wall copper zone in a newly identified sulphide lens immediately west of the northern portion of the Bisha Main deposit.  The 3,000 meter Phase II drill program results are expected later in Q4 2011 and a reserve restatement that incorporates the hanging wall copper zone is targeted for Q1 2012.

The Company also announced the results of a 16,000 meter diamond drill program on the Bisha Main deposit. The objective of the program was to infill drill the portion of the Bisha Main deposit currently classified as an inferred resource in order to improve confidence levels of the geology and mineralization with the goal of upgrading the resources to the indicated category.  The results included 88 meters of 11.8% zinc and 0.8% copper.  The results were positive and have confirmed the grade and continuity of the Bisha primary zone below the current pit shell design.  The resulting resource and reserve restatement is targeted for Q1 2012.

Copper phase development:

The Company continued work on copper phase development activities during Q3 2011, expending $8.7 million on terracing, other civils works and completing detailed design work.  Total capital for the copper plant phase is expected to be between $90 - $100 million.  Ordering of major components has commenced and the copper flotation plant is targeted to be operational in H1 2013.  The Company is taking the same approach to eliminate price risk on construction as it was successfully able to accomplish during the build of the gold plant. The same firm, SEGEN of South Africa, is the engineering, procurement, construction management contractor. SEGEN is supported by a pre-dominantly local work force that complies with the Company’s practices as described under Sustainability in the Company’s Q3 MD&A.

Valuation and settlement of sale of Bisha interest to Eritrea Government

During August 2011 the Company finalized its arrangements with the State owned Eritrean National Mining Company (ENAMCO) for the purchase by ENAMCO of a 30% paid participating interest in the Bisha Mine.  The parties had previously entered into an agreement in October 2007 whereby the State increased its interest in Bisha by 30%, to add to its 10% free carried interest provided by Eritrean mining legislation, resulting in a total participation of 40%.  In August 2011 the parties agreed to a purchase price of $253.5 million, resulting in a gain to the Company of $242.5 million.  The gain has been recorded directly to retained earnings as it represents a partial disposition of a subsidiary that did not result in a change in control.  Taxes of $92.8 million have been settled and the Company has recorded the receivable net-of-tax (see note 7 of the September 30, 2011 condensed consolidated interim financial statements).

The amount receivable from ENAMCO bears interest at LIBOR plus 4% and the amount shall be collected from cash flow from the Bisha Mine that would otherwise be distributed to ENAMCO.  The estimated amount to be collected in the next twelve months is recorded as a current asset.  During October 2011 the Company collected $27 million of the receivable.

Liquidity and capital resources

The Company’s cash at September 30, 2011 was $227 million (December 31, 2010 – $50 million).  The Company is confident this cash, along with ongoing cash flows, will be sufficient to meet its near term operating and development cash requirements.

In the quarter the Company generated $103 million in cash from operating activities (Q3 2010 – used $1 million), used $19 million in investing activities (Q3 2010 – used $48 million) and used $45 million in financing activities (Q3 2010 – generated $42 million).

Complete quarterly financial statements and management discussion and analysis can be found on the Company’s web site at www.nevsun.com as well as on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar/searchedgar/webusers.htm.

Conference call details

The Company will hold a conference call on Tuesday, November 15 at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the quarterly results.  Dial in details are as follows:

North America: 416-695-6617 / 1-800-355-4959
UK: 00 800-4222-8835 (toll free)
Other International: +1 416-695-6617

The conference call will be available for replay until November 29, 2011 by calling +1 905-694-9451 / 1 800-408-3053 and entering passcode 5467638.

Forward Looking Statements: The above contains forward-looking statements concerning the use of resource estimates for the completion of mine plans, the conversion of development of reserve restatements, the completion of drill programs and announcements of drilling results, the collection of receivables, the payment of income taxes, and the adequacy of development and operations cash resources.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com